

:D STATES
XCHANGE COMMISSION
on, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
APR 2 5 2007
WASH, D.C.
203
SECTION

Estimated average burden hours per response..... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-01 ~~57281~~ 8-51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Management Resources Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Great Road Suite 201
(No. and Street)

North Smithfield (City) RI (State) 02896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. Wardyga 401-356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiGennaro & Palumbo LLP
(Name – *if individual, state last, first, middle name*)

2850 South County Trail (Address) East Greenwich (City) RI (State) 02818 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Wardyga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Management Resources, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan L Wardzz
Signature

President
Title

Debra A (Bessette) Houle
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Accountants letter explaining discrepancy.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DiGENNARO & PALUMBO, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST, CVA
Ralph A. Palumbo, CPA, CIA

2850 South County Trail
East Greenwich, RI 02818
Phone 401.885.1000
Fax 401.884.8000

April 16, 2007

Alan Wardyga, CFP
Wealth Management Resources, Inc.
501 Great Road, Suite 201
N. Smithfield, RI 02896

Dear Alan:

We are writing to address the discrepancy in the computation of net capital under rule 15c3-1 as calculated in your focus report and reported in our audited financial statements as of December 31, 2006.

The fact that the company is both a registered investment advisor and a broker dealer results in recording of receivables for investment management fees and accrued wages related to those receivables. We were unaware of an existing understanding between NASD and the company that receivables in excess of accrued wages would be treated as a non-allowable asset.

Though we reviewed the company's focus report as part of our engagement, we failed to compare our financial statements to the report when they were finalized. We have made the necessary changes to our audit procedures to ensure this oversight does not happen again.

We have prepared and enclosed a revised computation of net capital. Please feel free to contact us if you wish to discuss this matter further.

Very truly yours,

DIGENNARO & PALUMBO LLP

Richard V. DiGennaro, CPA

RVD:kmg
Enclosures

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net Capital		
Total Stockholders' Equity	$	70,744
Deductions and/or charges		
Non allowable assets		
Property and equipment, at cost-net of accumulated depreciation		15,418
Accounts receivable allocation		12,855
Net Capital, Before Haircuts on Securities Portion		42,471
Haircuts on securities		
Money market funds		73
Mutual funds		8,109
Total Haircuts		8,182
Net Capital	$	34,289
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	800
Accrued wages		145,113
Other accrued expenses		20,959
Total Aggregate Indebtedness	$	166,872
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	11,124
Excess net capital at 1500%	$	23,166
Excess net capital at 1000%	$	17,602
Ratio: Aggregate indebtedness to net capital		4.87 to 1

END